UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 1-35016

SGOCO Group, Ltd.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

Other Information

On November 10, 2021 SGOCO Group, Ltd. (the “Company”) held an Annual Meeting of Shareholders to vote on the following proposals, each of which was approved by the shareholders:

1. To ratify and approve the appointment of Yu Certified Public Accountant, P.C. as auditor of the Company for the fiscal year ending December 31, 2021, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

For	Against	Abstain
82,379,836 Shares	9,325 Shares	1,428 Shares

2. To elect each of the following persons as a Director of the Company, pursuant to the Company’s Articles of Association:

a.       Jason Che Wai AU

b.       Lai Man CHEUNG

c.       Wood Shing Kei SZE

d.       Dominic Wang Tai LI

e.       Mark Leonard Chu TAN

Name	For	Against	Abstain
Jason Che Wai AU	82,343,977 Shares	43,516 Shares	3,096 Shares

Lai Man CHEUNG	82,379,475 Shares	8,390 Shares	2,724 Shares

Wood Shing Kei SZE	82,343,064 Shares	44,502 Shares	3,023 Shares

Dominic Wang Tai LI	82,342,690 Shares	46,234 Shares	1,665 Shares

Mark Leonard Chu TAN	82,382,446 Shares	6,514 Shares	1,629 Shares

3. A special resolution to amend the Memorandum of Association and Articles of Association of the Company as set out in the notice of the Annual General Meeting.

For	Against	Abstain
82,382,121 Shares	7,112 Shares	1,356 Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: November 11, 2021	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer

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